February 28, 2005



Via Fax & U.S. Mail

Mr. Richard L. Langley
Chief Financial Officer
Sparton Corporation
2400 East Ganson Street
Jackson, Michigan  49202-3795


RE: 	Sparton Corporation
	Form 10-K for the Fiscal Year Ended June 30, 2004
	Form 10-Q for the Quarterly Period Ended December 31, 2004
	File No. 1-01000


Dear Mr. Langley:

	Based upon an examination restricted solely to considerations of the Financial Statements, Management`s Discussion and Analysis, and
Selected Financial Data, we have the following comments on the above-referenced documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *

	Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise us of the reason thereof. Please respond within fifteen business days.


Form 10-K for the Year Ended June 30, 2004
Financial Statements
Consolidated Balance Sheets, page 15

1. We note that you have presented the caption "commitments and contingencies" on the face of the balance sheet, as required by Rule
5-02.25 of Regulation S-X. In future filings, please remove the dash
(-) included in the dollar amount columns for each period presented as the dash may be interpreted to mean that you have no commitments and contingencies.

Consolidated Statements of Income, page 16

2. We note that you have presented the gain from the sale of property and equipment below operating loss for the year ended June 30, 2004.
In this regard, please revise future filings to present gains or losses on the sale of long-lived assets as a component of income
(loss) from operations.  See paragraph 45 of SFAS No. 144.

3. Reference is made to your discussion in the last paragraph on page
7 (MD&A). You state that $598,000 and $181,000 included in fiscal years 2004 and 2003, respectively are associated with costs related to an insurance adjustment for a previously disputed claim, which has been settled. Supplementally tell us, in appropriate detail, the facts and circumstances related to the adjustments for each period presented. Also, tell us how you determined that it was appropriate to include the adjustments as part of continuing operations (versus discontinued operations) since the insurance adjustments relate to your previously owned automotive segment. Assuming your classification of the adjustments within continuing operations is appropriate, please tell us your accounting basis for classifying the adjustments as "non-operating" costs versus operating costs. See paragraph 85 and 86 of FASB Concepts No. 6. We may have further comments.

4. Reference is made to the third paragraph under the Liquidity and
Capital Resources (MD&A) section on page 9. You state that you sold your existing Rio Rancho plant in June 2004 and recognized an $844,000 gain on the sale. In addition, you state that you will continue to lease the existing Rio Rancho plant until your new facility is completed and that the transition between the facilities has an anticipated completion date of November 2004. In this regard, supplementally tell us how you determined that is was appropriate to recognize the gain on the sale of the facility in June 2004. Your response should include, but not be limited to, whether you determined that you only retained a minor portion of the rights to use the property (i.e., the present value of fair rental payments is equal to 10% or less of the fair value of the existing Rio Rancho plant) supporting your treatment of the sale and the leaseback as separate transactions. See paragraph 3(a) of SFAS No. 28. We may have further comments.

Note 1.  Significant Accounting Policies
Basis of presentation, page 19

5. You disclose that you consolidate the accounts Sparton Corporation and all active subsidiaries. Pursuant to SFAS No. 94, all companies in which you have a majority voting interest should be consolidated.
In this regard, supplementally tell us, with a view toward expanded disclosure, the impact that the consolidation of inactive subsidiaries will have on your financial statements and related disclosures for each period presented. We may have further comments.

Revenue recognition, page 19

6. Reference is made to your contracts that are accounted for using
long-term contract accounting. Please supplementally tell us, and disclose in future filings, the method of measuring the extent of progress towards completion (e.g., cost to cost). See paragraphs 44 and 45 of SOP 81-1 for guidance.

Research and development expenditures, page 21

7. Reference is made to your customer funded R&D. Please revise future filings to include the disclosures required by paragraph 14 of
SFAS No. 68, if material.

Note 3.  Investment Securities, page 22

8. We note your disclosure that you believe the equity method of accounting for your investment in Cybernet is appropriate given your level of involvement in the entity. We note that Item 9 of your response letter dated January 15, 2003 explains why you believe equity accounting is appropriate under your circumstances. In this regard, please revise future filings to disclose the facts and circumstances supporting your conclusion that you have the ability to exercise significant influence over the operating and financial policies of Cybernet. Also, supplementally provide us with your revised disclosures.

Note 4.  Long-Term Contracts, page 23

9. Revise future filings to include the disclosures required by Rule
5-02(3)(c) of Regulation S-X, as applicable.

Form 10-Q for the Quarterly Period Ended December 31, 2004

10. Comply with the comments on the Form 10-K for the year ended
June
30, 2004 as they apply to filings on Form 10-Q.

Closing

You may contact Claire Lamoureux at (202) 824-5663 or Katherine
Mathis at (202) 942-1994 if you have any questions regarding the comments above. Please contact me at (202) 942-1936 with any other questions.



Sincerely,


							Linda Cvrkel
							Branch Chief


Via facsimile:  (517) 787-1822
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Mr. Richard L. Langley
Sparton Corporation
February 28, 2005
Page 1